Exhibit 18

March 7, 2014

Qwest Corporation
100 CenturyLink Drive
Monroe, Louisiana 71203

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Qwest Corporation and subsidiaries (the Company) as of December 31, 2013 and 2012 (Successor dates), and the related consolidated statements of operations, comprehensive income, cash flows and stockholder’s equity (deficit) for the years ended December 31, 2013 and 2012, the period from April 1, 2011 to December 31, 2011 (Successor periods), and the period from January 1, 2011 to March 31, 2011 (Predecessor period), and have reported thereon under date of March 7, 2014. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10‑K for the year ended December 31, 2013. As stated in Note 1 to those financial statements, the Company changed the date of its annual assessment of goodwill impairment from September 30 to October 31, and states that the newly adopted accounting principle is a preferable alternative as the new date of the assessment is more closely aligned with the Company’s strategic planning process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,

/s/ KPMG LLP